SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Warrants Issuance

São Paulo, August 26, 2019 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“Company”), in compliance with Law No. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"), and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), hereby informs its shareholders that its Board of Directors approved, at a meeting held today, the Company’s issuance of additional subscription warrants. This notice sets forth the conditions for shareholders’ exercise of their preemptive right to subscribe to the subscription warrants, pursuant to the sole paragraph of Article 77 and paragraph 1, item "b", of Article 171 of the Brazilian Corporate Law.

1.               General Features of the Subscription Warrants

The Company will issue up to 15,192,439 subscription warrants, all nominative, in a single series, through a private issuance addressed primarily to the Company's current shareholders, within the limit of the Company's authorized capital ("Warrants").

The issuance price of the Warrants was set at R$ 20.00 ("Subscription Price") based on a study prepared by Brasilpar Serviços Financeiros Ltda., at the request of the Company’s Board of Directors.

Each Warrant will give its holder the right to subscribe to one preferred share issued by the Company, which, when issued, will carry the same rights attributed to the other preferred shares issued by the Company, including the full receipt of dividends or interest on own capital that may be declared by the Company as of the issuance date of the Warrant and all other rights and benefits that may be conferred to holders of the Company’s preferred shares on equal terms and conditions.

The corresponding exercise price was set at R$ 39.24 per preferred share ("Exercise Price"). The terms and conditions of the Warrants were set in line with the assumptions of, and in order to enable, GOL Equity Finance's exchangeable debt offering announced on July 17, 2019, in the total amount of US$80,000,000.00 million (“Exchangeable Notes”).

The Warrants will be registered in book-entry form and kept in custody at Itaú Corretora de Valores S.A. ("Itaú Corretora"), the bookkeeping agent of shares issued by the Company.

The Warrants that are subscribed to will be admitted to trading on the B3, as of a date to be timely informed to shareholders, after the end of apportionment of the remaining Warrants on a date to be informed by the Company.

Proceeds from the Warrants will be used to finance the Company’s airline activities.

2.               Preemptive Right

Pursuant to the procedures established by the B3 and Itaú Corretora, shareholders of the Company that hold shares as of August 29, 2019 will be entitled to the preemptive right to subscribe to the Warrants in proportion to the number of shares held by them, as set forth in Article 171, paragraph 3, of the Brazilian Corporate Law ("Preemptive Right"). For the purpose of this calculation, all shares issued by the Company, whether common or preferred, were considered, although common shares were considered at a ratio of 35:1.

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Warrants Issuance

Any shares of the Company acquired on or after August 30, 2019 will not be entitled to the Preemptive Right.

Each one preferred share issued by the Company will entitle its holder to the right to subscribe to 0.042761771 Warrant.

Each one common share issued by the Company will entitle its holder to the right to subscribe to 0.001221765 Warrant.

Any fractions of Warrants resulting from the exercise of the Preemptive Right shall be disregarded. Any such fractions will be grouped in whole numbers of Warrants and will be considered remaining Warrants that can be subscribed to by investors who have declared their interest in them during the subscription period.

In case of minimum subscription to the Warrants and exercise by holders of their rights, as mentioned in item 6 below, dilution could be up to 2.18%, but, as described in item 5 below, GOL Equity Finance, which will subscribe for the minimum number of Warrants, will only exercise all of the Warrants and create dilution if and to the extent (i) the exchange conditions under the Exchangeable Notes issued in July 2019 are met, (ii) GOL Equity Finance is required to deliver ADSs under the Exchangeable Notes issued in July 2019 and (iii) GOL Equity Finance does not opt to settle the Exchangeable Notes at such time in cash, in whole or in part, as permitted by the terms of the Exchangeable Notes.

Similarly, if the totality of the Warrants is subscribed for, and the relevant rights are exercised, dilution could be up to 4.10%, but, once again, GOL Equity Finance, will only exercise all of the Warrants and create dilution if and to the extent (i) the exchange conditions under the Exchangeable Notes issued in July 2019 are met, (ii) GOL Equity Finance is required to deliver ADSs under the Exchangeable Notes issued in July 2019 and (iii) GOL Equity Finance does not opt to settle the Exchangeable Notes at such time in cash, in whole or in part, as permitted by the terms of the Exchangeable Notes.

3.               Term for Exercise of the Preemptive Right

The Preemptive Right must be exercised from September 3, 2019 to and including October 3, 2019, subject to the terms established by Itaú Corretora and the B3 ("Term for Exercise of the Preemptive Right”).

4.               Procedure for Exercise of the Preemptive Right, Subscription and Payment of the Warrants

Shareholders that wish to exercise their Preemptive Right must follow the procedures below and must pay, upon subscription, the Subscription Price in Brazilian reais, according to the amount obtained by multiplying the amount of Warrants subscribed to by the Subscription Price:

(i)               Shares Held at Itaú Corretora: Holders of shares held at Itaú Corretora who wish to exercise their Preemptive Right must, within the Term for Exercise of the Preemptive Right, go to one of the specialized agencies indicated at the end of this Notice to Shareholders to (A) fill and sign the subscription form to be made available by Itaú Corretora and (B) deliver the documentation set forth below. Shareholders will be attended on business days, from 10:00 a.m. to 4:00 p.m., until the end of the Term for Exercise of the Preemptive Right.

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Warrants Issuance

(ii)              Shares Held at the Central Depository of the B3: Holders of shares held at the Central Depository of the B3 must exercise their Preemptive Right until the end of the Term for Exercise of the Preemptive Right and pay the Subscription Price in accordance with the instructions of the custodian agents and in accordance with the rules stipulated by the Central Depository of the B3.

5.               Assignment of Subscription Rights

Preemptive Rights may be freely assigned to third parties, pursuant to Article 171, paragraph 6, of the Brazilian Corporate Law.

Holders of shares issued by the Company must observe the procedures established by the B3 and Itaú Corretora for assignment of their Preemptive Rights.

The Company’s controlling shareholder, Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior, and MOBI Fundo de Investimento em Ações Investimento no Exterior, informed the Company that it has assigned its Preemptive Rights to GOL Equity Finance, which, in turn, expressed its commitment to subscribe to the totality of the Warrants to which it is entitled, i.e., 7,901,232 Warrants.

6.               Possibility of Partial Subscription

Partial subscription to the Warrants will be allowed provided that at least 7,901,232 of the total Warrants issued are subscribed to, which requirement is fulfilled considering GOL Equity Finance’s subscription commitment and the Company’s authorized capital on the exercise date of the Warrants.

Considering that partial subscription to the Warrants will be allowed, subscribers must indicate upon subscription whether, in the case of a partial subscription, they choose to receive (a) the totality of the Warrants they subscribed to or (b) the amount equivalent to the ratio between the number of Warrants actually subscribed to and the maximum number of Warrants subject to the issuance.

Subscribers who wish to condition their subscription decision (for the issuance of all Warrants or a minimum amount determined by them, subject to the minimum amount established by the Board of Directors informed above) must do so at the time of subscription.

In the absence of a subscriber's indication, the subscriber's interest in receiving the totality of the Warrants subscribed to by him shall be presumed.

The Company will not open an additional period for the revision of the subscription decision in the case of partial subscription of the Warrants.

7.               Treatment of Remaining Warrants

Upon exercise of their Preemptive Rights, those that wish to subscribe to remaining Warrants shall express their intention to do so. In a period of up to five business days as of the end of the Term for Exercise of the Preemptive Right, the Company will disclose a notice to shareholders, in which the apportionment of remaining Warrants will be informed.

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If there are any remaining Warrants, the Company will apportion the remaining Warrants among those subscribers who have requested a reserve of remaining Warrants. This apportionment will observe the proportion of Warrants subscribed to by each interested party considering the total Warrants subscribed to at that moment.

If, however, there are still remaining Warrants, the balance will be canceled by the Company.

8.               Documentation to Subscribe to the Warrants

Holders of subscription rights in custody with the Central Depository of the B3 who wish to exercise their Preemptive Rights should consult their custody agents regarding required documents.

Holders of subscription rights held by Itaú Corretora who wish to exercise their Preemptive Rights directly through Itaú Corretora must present the following documents:

(i)               Individuals: Identity Card, Individual Taxpayer’s Registry (CPF), proof of address and proof of income.

(ii)              Legal Entity: original and copy of by-laws and minutes of election of current officers and consolidated articles of association in effect, Brazilian Taxpayers' Registry for Legal Entities (CNPJ), corporate documentation granting powers of representation, if applicable, and originals of the Identity Card, Individual Taxpayer’s Registry (CPF) and proof of residence of its representatives.

(iii)             Investment Fund: original and copy of the regulation of the fund, corporate documentation of its manager and corporate documentation granting powers of representation, if applicable, and original of the Identity Card, Individual Taxpayer's Registry (CPF) and proof of residence of its representatives, as well as Taxpayers' Registry for Legal Entities (CNPJ) of the fund.

9.               Contact Information

Holders of subscription rights held by Itaú Corretora may be attended through the specialized agencies located at the addresses indicated below or at the following telephone numbers:

Telephone:

To answer any questions or obtain more information, the following contact numbers are available: 3003-9285 (state capitals and metropolitan regions) or 0800-7209285 (other locations). Telephone service hours are weekdays from 9:00 a.m. to 6:00 p.m.

Specialized Agencies:

Rio de Janeiro: Av. Almirante Barroso, 52, 2nd Floor, Centro São Paulo: R. Boa Vista, 176, 1st Basement, Centro

More detailed information about the Warrants can be obtained in the minutes of the meeting of the Company’s Board of Directors available on the website of the CVM (http://www.cvm.gov.br/) or the B3 (http://www.b3.com.br/pt_br/), or on the Company's Investor Relations website (http://ri.voegol.com.br), as well as at the telephone number +55 (11) 2128-4700 or by e-mail:

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Warrants Issuance

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.